UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 000-23467
A. Full title of the Plan:
PENWEST PHARMACEUTICALS CO. SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
PENWEST PHARMACEUTICALS CO.
39 OLD RIDGEBURY ROAD, SUITE 11
DANBURY, CT 06810-5120

Penwest Pharmaceuticals Co.
Savings Plan
Audited Financial Statements and Supplemental Schedule
Years ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm
Board of Directors
Penwest Pharmaceuticals Co. Savings Plan
We have audited the accompanying statements of net assets available for benefits of Penwest Pharmaceuticals Co. Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Stamford, Connecticut
June 29, 2006

Penwest Pharmaceuticals Co. Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets
Investments:
Short term investments	$4,338,407	$4,532,845
Penwest Pharmaceuticals Co. common stock	1,194,445	790,650
Participant loans	45,642	29,397

	5,578,494	5,352,892
Employer contributions receivable	—	232,000

Net assets available for benefits	$5,578,494	$5,584,892

See accompanying notes.

Penwest Pharmaceuticals Co. Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2005	2004

Additions
Investment income:
Net appreciation (depreciation) in fair value of investments	$643,963	$(127,176)
Interest and dividends	30,268	48,204

	674,231	(78,972)

Contributions:
Participants	449,640	383,985
Rollover contributions	—	26,759
Employer	233,974	438,040

	683,614	848,784

Net increase	1,357,845	769,812

Deductions
Benefits paid to participants	1,355,565	666,044
Deemed distributions of participant loans	7,001	3,469
Administrative expenses	1,677	8,196

Total deductions	1,364,243	677,709

Net (decrease) increase in net assets available for benefits	(6,398)	92,103

Net assets available for benefits:
Beginning of year	5,584,892	5,492,789

End of year	$5,578,494	$5,584,892

See accompanying notes.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the Penwest Pharmaceuticals Co. (the “Company” or the “Employer”) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Plan’s Administrative Committee (the “Plan Administrator”).
General
The Plan is a defined contribution plan covering all employees of the Company. An employee is eligible to participate in the Plan after attaining age 18 and completing three months of service, as defined in the Plan. Prudential Retirement, a wholly-owned subsidiary of Prudential Financial, serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
Participants may contribute from 1% up to 15% of pre-tax compensation as defined in the Plan document. In addition, effective as of January 1, 2005, any participant who was eligible to make a pre-tax contribution and who has attained age 50 by the end of the Plan Year is eligible to make a catch-up contribution. The maximum catch-up contribution for 2005 is $4,000. The 15% limit set forth above does not apply to catch-up contributions. The Company may make quarterly matching contributions, as defined in the Plan document, in an amount equal to a percentage of each participant’s pre-tax contributions to the Plan up to 6% of compensation. Additional amounts may be contributed at the discretion of the Company’s Board of Directors to be allocated to the accounts of the participants who are employed on the last day of the Plan Year.
Participant Accounts
Individual accounts are maintained for all Plan participants. These accounts reflect participants’ contributions, and related Company matching and discretionary contributions, if any, to the Plan, and allocations of earnings or losses on the Plan’s investments. Allocations are based on participant account balances. Forfeitures of nonvested amounts are generally used to reduce future Employer contributions; however, forfeitures may also be applied against the Plan’s administrative expenses and for the reinstatement of previously forfeited balances.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
Participants are immediately vested in their contributions, as well as any earnings thereon. Vesting in the Employer contribution portion of their accounts, as well as any earnings thereon, is based on years of credited service and vest in accordance with the following schedule:

Credited Service	% Vested
Less than one year	0%
One year	25%
Two years	50%
Three years	75%
Four years or more	100%
In the event of disability, attainment of age 65, or death of a participant, the related Employer contributions and earnings thereon become fully vested.
Investment Options
All of the Plan’s investment programs are fully participant directed. Upon enrollment in the Plan, a participant may direct Employer and participant contributions among any of the Plan’s current investment options.
Payment of Benefits
Upon termination, permanent disability or death, 100% of the value of the participant’s vested account may be paid to the participant or the participant’s beneficiary in a lump sum payment.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans bear interest at a rate determined in accordance with a loan policy adopted by the Plan Administrator.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Loans (continued)
Interest rates on outstanding loans as of December 31, 2005 and 2004 range from 5.25% to 10.5%. Loan terms currently permitted range from 1 to 5 years but may be increased if the loan is used for the purchase of a primary residence. Loans are secured by the balance in the participant’s account.
Expenses
Investment management expenses are charged to the Plan’s underlying investment funds, and the Plan pays transaction and account-based expenses. The Company pays all other expenses of the Plan, including administration, recordkeeping and trust service charges.
Plan Termination
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Summary of Accounting Policies
Investment Valuation
The Plan’s investments are stated at fair value. Pooled separate accounts are valued at fair market value based on quoted market prices of underlying investments and are represented by the net unit values held by the Plan at year-end. The Guaranteed Income Fund is valued at contract value which approximates fair value. Penwest Pharmaceuticals Co. common stock is valued at the last reported sales price on the last business day of the year. The participant loans are valued at their outstanding principal balances, which approximate fair value.
Purchases and sales of investments are recorded on the trade dates. Interest income is recorded on the accrual basis.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
3. Investments
Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2005	2004

Prudential Retirement Insurance Company Funds:
Guaranteed Income Fund –31,337 and 47,121 units, respectively	$906,688	$1,321,083
Alliance Bernstein Balanced Shares Fund – Class A – 27,792 units	546,858	*
Balanced/Dresdner RCM Fund – 76,846 units	*	706,883
Dryden S&P 500® Index Fund – 7,997 and 15,039 units, respectively	579,477	1,044,749
Balanced Growth Fund – 42,321 units	449,232	*

Penwest Pharmaceuticals Co. common stock – 61,191 and 66,108 shares, respectively	1,194,445	790,650

*	Investment was less than 5% of the Plan’s net assets available for benefits.
During 2005 and 2004, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2005	2004

Prudential Retirement Insurance Company Funds:
Core Bond/BSAM Fund	$(35)	$518
High Grade Bond/BSAM Fund	2,837	3,098
Alliance Bernstein Balanced Shares Fund – Class A	15,450	24,203
Balanced Growth Fund	12,030	—
Balanced/Dresdner RCM Fund	(1,082)	23,608
Lifetime20 Fund	13,586	13,602
Lifetime30 Fund	9,371	486
Lifetime40 Fund	6,332	6,837
Lifetime50 Fund	2,038	1,743
Lifetime60 Fund	1,083	1,394
Alliance Growth & Income Fund — Class A	—	509
Dryden S&P 500® Index Fund	30,794	87,997
Fidelity Advisor Equity Growth Account	2,962	1,613
Oakmark Select Fund – Class II	5,547	13,035
Mid Cap Growth/Artisan Partners Fund	21,122	15,507

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)

	Year Ended December 31,
	2005	2004

Prudential Retirement Insurance Company Funds (continued):
Small Cap Value/TCW Fund	—	(6,634)
Small Cap Growth/TimesSquare Fund	4,828	7,262
Lazard International Equity Account	7,496	647
American Century International Growth Account	3,820	5,210
International Growth/Artisan Partners Fund	10,474	12,853
Fidelity Advisor Equity Income Account	5,356	5,163
Franklin Balance Sheet Investment Fund – Class A	23,852	15,247

Penwest Pharmaceuticals Co. common stock	466,102	(361,074)

	$643,963	$(127,176)

4. Differences between Financial Statements and Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2005	2004

Net assets available for benefits per the financial statements	$5,578,494	$5,584,892
Less: Employer contributions receivable	—	(232,000)

Net assets available for benefits per the Form 5500	$5,578,494	$5,352,892

     The following is a reconciliation of Employer contributions per the financial statements to the Form 5500:

Year Ended
December 31,
2005

Employer contributions per the financial statements	$233,974
Plus: Employer contributions receivable at December 31, 2004	232,000

Employer contributions per the Form 5500	$465,974

5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
6. Income Tax Status
In connection with the amendment and restatement of the Plan document adopted in June 2005, the Plan applied for a determination letter from the Internal Revenue Service (the “IRS”) in September 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan Administrator believes that the Plan has been designed to comply with the requirements of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations and/or documents into compliance with the Code. The amendment and restatement of the Plan document was effectuated primarily in connection with changes for regulatory and legislative requirements.

Penwest Pharmaceuticals Co. Savings Plan
Notes to Financial Statements (continued)
7. Employer Contributions Receivable
As a result of an operational review completed in 2005, the Plan Administrator identified deficiencies in the calculation of elective deferrals and the related Company matching contributions as they related to bonus compensation paid to participants of the Plan in prior years. In September 2005, the Company applied to enter into the IRS Voluntary Correction Program to undertake the corrective actions required, including payments of any lost earnings. These estimated payments were accrued as contributions receivable in the statement of net assets available for benefits at December 31, 2004 and were funded by the Company into the Plan in December 2005.

Supplemental Schedule

Penwest Pharmaceuticals Co. Savings Plan
Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)
(EIN: 91-1513032, PN: 002)
December 31, 2005

		Description of Investment
		Including Maturity Rate,
	Identity of Issue, Borrower,	Rate of Interest,
	Lessor, or Similar Party	Par or Maturity Value	Current Value

*	Prudential Retirement Insurance Co.	Guaranteed Income Fund – 31,337 units	$906,688
		Core Bond /BSAM Fund – 1,430 units	20,649
		High Grade Bond/ BSAM Fund – 13,916 units	206,174
		Alliance Bernstein Balanced Shares Fund - Class A – 27,792 units	546,858
		Balanced Growth Fund – 42,321 units	449,232
		Lifetime20 Fund – 14,416 units	219,502
		Lifetime30 Fund – 9,389 units	143,355
		Lifetime40 Fund – 6,962 units	104,485
		Lifetime50 Fund – 2,728 units	41,083
		Lifetime60 Fund – 1,755 units	26,432
		Dryden S&P 500® Index Fund – 7,997 units	579,477
		Fidelity Advisor Equity Growth Account - 955 units	77,937
		Oakmark Select Fund — Class II – 4,020 units	140,424
		Mid Cap Growth/Artisan Partners Fund – 24,425 units	268,253
		Small Cap Growth/TimesSquare Fund – 2,846 units	60,371
		Lazard International Equity Account – 4,476 units	96,217
		American Century International Growth Account – 2,247 units	27,659
		International Growth/Artisan Partners Fund – 5,728 units	68,942
		Fidelity Advisor Equity Income Account – 2,069 units	97,452
		Franklin Balance Sheet Investment Fund – Class A – 3,631 units	257,217

Penwest Pharmaceuticals Co. Savings Plan
Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)
(EIN: 91-1513032, PN: 002)
December 31, 2005
(continued)

		Description of Investment
		Including Maturity Rate,
	Identity of Issue, Borrower,	Rate of Interest,
	Lessor, or Similar Party	Par or Maturity Value	Current Value

*	Prudential Retirement Brokerage Services, Inc.	Penwest Pharmaceuticals Co. common stock – 61,191 shares	1,194,445
*	Participant Loans	Interest rates ranging from 5.25% – 10.5%; maturity dates through 2015	45,642

			$5,578,494

*	Denotes party in interest to the Plan.
The cost column is not applicable as all of the Plan’s investment programs are fully participant directed.

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penwest Pharmaceuticals Co. Savings Plan

June 29, 2006	By:	/s/ Benjamin L. Palleiko

Benjamin L. Palleiko
Senior Vice President, Corporate Development and
Chief Financial Officer
Penwest Pharmaceuticals Co.
Savings Plan Administrative Committee